SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/26/14


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
281,362

8. SHARED VOTING POWER
264,849

9. SOLE DISPOSITIVE POWER
281,362
_______________________________________________________

10. SHARED DISPOSITIVE POWER
264,849


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
546,211 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.77%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________



7. SOLE VOTING POWER
281,362

8. SHARED VOTING POWER
264,849

9. SOLE DISPOSITIVE POWER
281,362
_______________________________________________________

10. SHARED DISPOSITIVE POWER
264,849


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
546,211 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.77%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________



7. SOLE VOTING POWER
281,362

8. SHARED VOTING POWER
264,849

9. SOLE DISPOSITIVE POWER
281,362
_______________________________________________________

10. SHARED DISPOSITIVE POWER
264,849


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
546,211 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.77%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
281,362

8. SHARED VOTING POWER
264,849

9. SOLE DISPOSITIVE POWER
281,362
_______________________________________________________

10. SHARED DISPOSITIVE POWER
264,849


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
546,211 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.77%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed September 22, 2014. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 4. PURPOSE OF TRANSACTION
On September 22, 2014, the filing persons filed a schedule 13D in which they stated:
"The issuer's common stock has traded at a double-digit discount to net asset value for more than a year. The filing persons believe that shareholders should be afforded an opportunity to realize liquidity at net asset value for their shares via a self-tender offer, open-ending or liquidation. To achieve that goal, the filing persons may consider taking various actions including nominating directors and conducting a tender offer for shares of the issuer."

The filing persons are shareholder activists. They have observed that their previous filings tended to affect the subsequent trading of the applicable stocks. In this case, the discount of the issuer's stock narrowed significantly and the volume increased significantly promptly after their September 22, 2104 filing. Consequently, the filing persons determined to sell a portion of their shares in order to take advantage of these developments. They are currently re-considering if and when to take the actions described in their September 22, 2014 filing.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on February 26,2014, there were 11,441,022 shares of common stock outstanding as of December 31, 2013. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of September 19, 2014, Bulldog Investors, LLC is deemed to be the beneficial owner of 546,211 shares of RIT (representing 4.77% of RIT's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 546,211 shares of RIT include 281,362 shares (representing 2.45% of RIT's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners
LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds")).
Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 546,211 shares of RIT beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 264,849 (representing 2.32% of RIT's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 281,362 shares. Bulldog Investors, LLC has shared power to dispose of and vote 264,849 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of RIT's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 9/22/14 the following shares of RIT were purchased:

Date:		        Shares:		Price:
09/22/14		89,303		11.1549

The following shares were sold:

Date:		        Shares:		Price:
09/25/14		(12,069)	11.3155
09/26/14		(105,500)	11.3200
09/26/14		(57,962)	11.3267



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/29/2014

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.